Filed by Comtech Telecommunications Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CPI International, Inc.
Commission File No.: 000-51928

Comtech Telecommunications Corp.	CMTL	Q3 2010 Earnings Call	Jun. 4, 2010
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MANAGEMENT DISCUSSION SECTION

Operator:  Ladies and gentlemen, thank you for standing by. Welcome to Comtech Telecommunications Corporation’s Third Quarter Fiscal 2010 Earnings Conference Call. [Operator Instructions] Later we will conduct a question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded Friday, June 4, 2010. I would now like to turn the conference over to Ms. Maria Salerno of Comtech Telecommunications. Please go ahead, ma’am.

Maria Salerno, Comtech Telecommunications Corp.

Thank you, and good morning. Welcome to the Comtech Telecommunications Corp.’s conference call for the third quarter of fiscal year 2010. With us on the call this morning are Fred Kornberg, President and Chief Executive Officer of Comtech; Michael Porcelain, Senior Vice President and Chief Financial Officer; and Jerome Kapelus, Senior Vice President, Strategy and Business Development.

A news release on the Company’s results was issued yesterday afternoon and is posted to our Web site.

Before we proceed, I need to remind you of the Company’s Safe Harbor language. Certain information presented in this call will include, but not be limited to, information relating to the future performance and financial condition of the Company. The Company’s plans, objectives and business outlook, the plans, objectives and business outlook of the Company’s management and the Company’s assumptions regarding such performance, business outlook and plans are forward-looking in nature and involve certain significant risks and uncertainties.

Actual results could differ materially from such forward-looking information. Any forward-looking statements are qualified in their entirety by cautionary statements contained in the Company’s Securities and Exchange Commission filings.

Furthermore, with respect to the recent announcement of the planned acquisition of CPI International, Inc., we will be making forward-looking statements regarding CPI. Our acquisition of CPI has several risk factors including the risk that conditions to completion of the merger will not be satisfied, risks associated with the integration of CPI with Comtech and other factors that could cause actual results to differ.

With that said, I am pleased now to introduce the President and Chief Executive Officer of Comtech, Fred Kornberg. Fred?

Fred Kornberg, President and Chief Executive Officer

Thanks, Maria, and good morning, everyone. Let me start this portion of the conference call by simply stating that our third quarter financial results were outstanding, and what is remarkable about these results is that we achieved them during the same period that we were evaluating and negotiating the acquisition of CPI. And I give credit to our senior management team and employees for delivering to our shareholders these outstanding results.

Our strong results, combined with an improving business outlook, allows me to say with great certainty that fiscal year 2010 will be our eighth year in a row of record revenues and that we are on track to report a significant increase in year-over-year operating income.

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Furthermore, we have recently experienced a marked increase in bookings across all three of our business segments, and as a result, we are raising both our revenue and EPS guidance for the year.

Looking beyond fiscal 2010, based on the current state of our business with a strong backlog, improving business conditions, impending new government orders and the impact of the addition of CPI revenues and EBITDA, I believe that we have formed a solid foundation upon which to continue to build our Company and I’m delighted with the overall positioning of our Company as we start to think about our business outlook for fiscal 2011. I’m increasingly confident that our strategy is serving us well. We believe the pending acquisition of CPI not only adds an important dimension to our Company, but also builds upon our market leadership strategy, and based on our work to date, I’m growing more confident every day that this acquisition will result in significant benefits to our Company and our shareholders.

Now let me turn it over to Mike Porcelain, our Chief Financial Officer, who will provide an overview of our outstanding financial results for the quarter. Mike?

Michael Porcelain, Senior Vice President and Chief Financial Officer

Thanks, Fred, and good morning, everyone. We are truly pleased with our Q3 performance. When comparing our results of Q3 to last year, we delivered revenue growth of 68.3% and diluted EPS growth of 148.1%. We are particularly pleased with our operating income as a percentage of net sales, which was 16.7%, a significant improvement compared to the 8.7% that we achieved in Q3 of last year. This percentage also represents an increase from the 16% that we achieved in Q2 of fiscal 2010.

Let me now walk you through the income statement from top to bottom to put things in better perspective. Our consolidated net sales for Q3 were 216.3 million as compared to 128.5 million for Q3 of last year. Of our Q3 2010 sales, 72.5% went to the U.S. government, 22% went to international end users and the remaining 5.5% went to domestic commercial customers.

Our revenue growth for the quarter was a result of higher net sales in both our Mobile Data Communications and Telecom Transmission segments, offset in part by lower sales in our RF Microwave Amplifier segment. Our Mobile Data Communications segment generated sales of 134.1 million for Q3 of fiscal 2010 as compared to 32.2 million for Q3 of last year. This dramatic growth was primarily attributable to significantly higher MTS sales to the U.S. Army. MTS sales not only consisted of standalone new third-party-produced ruggedized computers, but it also included a large number of MTS mobile satellite transceivers. Sales to the U.S. Army pursuant to our existing BFT contract was slightly lower as compared to the three months ended April 30, 2009.

Our BFT sales for the quarter primarily reflect sales of satellite transponder capacity and related network and engineering services as well as incremental sales of new BFT mobile satellite transceivers. Sales relating to the design and manufacture of microsatellites, although nominal in both periods, were higher during the third quarter of fiscal 2010 as compared to the third quarter of fiscal 2009.

As we first announced during our special CPI acquisition call, our third-party supplier for new MTS ruggedized computers was running ahead of our estimated delivery schedule. A portion of the orders that we originally expected in Q4 2010 did ship in Q3 2010. But as of today, our third-party supplier is still running slightly ahead of schedule. As such, and consistent with what we said all year long, we expect that the fourth quarter of fiscal 2010 will be the peak quarter for such deliveries. Because these computers generate much lower margins than our mobile satellite transceivers, it is reasonable to expect that both our consolidated gross margin and consolidated

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operating margin, both in dollars and as a percentage of sales, will decline in Q4 as compared to Q3.

Now let me turn to our Telecom Transmission segment, which generated net sales of 56.5 million, an increase of 4.4% as compared to Q3 of last year. The increase in net sales in this segment was driven by slightly higher sales of our satellite earth station products, offset in part by lower sales of our over-the-horizon microwave systems. Bookings for our satellite earth station product line during the third quarter of fiscal 2010 were higher than bookings in either of the two prior quarters of fiscal 2010. We continue to believe that business conditions are slowly improving and that these improved conditions will ultimately result in our satellite earth station product line bookings in future quarters increasing from current levels.

Sales of our over-the-horizon microwave systems for the third quarter of fiscal 2010 were modest and lower than sales in the third quarter of fiscal 2009. Given our recent contract wins, we have no doubt that this product line will report significant revenue growth in fiscal 2011.

Turning to our RF Microwave Amplifier segment, net sales were 25.7 million, a decrease of 16.5 million or 39.1%. As discussed on prior conference calls, this expected decline was attributable to a drop in both commercial and U.S. government bookings in prior quarters, including low CREW 2.1-related bookings. Despite the lower sales during Q3, this segment’s business outlook actually brightened.

Bookings for our RF microwave amplifier products in the third quarter of fiscal 2010 were the highest they were all year and were even slightly higher than the third quarter of fiscal 2009. Although it will be difficult to replicate this level of bookings for our upcoming quarter ending July 31, 2010, we believe this marked increase in bookings bodes well for next year and reflects potentially sustainable market demand for our RF microwave amplifier products.

Now let me discuss gross profit. Our consolidated gross profit was 74.8 million and 47.5 million for the third quarters of fiscal 2010 and 2009 respectively, representing an increase of 27.3 million. Our gross profit in Q3 of fiscal 2010 as a percentage of net sales was 34.6%, which compares to the 37% we reported in Q3 of fiscal 2009. Consolidated gross margins in Q3 2010 were lower, primarily due to the overall mix of sales we achieved. For Q3 of fiscal 2010, our Mobile Data Communications segment represented 62% of our sales as compared to 25.1% in Q3 of last year. Our Mobile Data Communications segment generally has a lower gross profit percentage than our other two business segments, thus this impacted our consolidated gross profit percentage.

Let me provide some additional color. Our Mobile Data Communications segment actually experienced a year-over-year increase in gross profit percentage. Despite the impact of shipping large volumes of third-party produced MTS ruggedized computers, it benefited from a significant increase from the sales in mobile satellite transceivers and related systems, primarily to our MTS customer as compared to Q3 of last year. These mobile satellite transceivers were included in the new MTS systems purchased by the U.S. Army as part of the $97.2 million order that we received back in April of 2009.

Our Telecom Transmission segment’s gross profit percentage for the third quarter of fiscal 2010 was higher than the gross profit percentage for the third quarter of fiscal 2009. This increase was primarily attributable to a more favorable product mix, primarily related to higher production of mobile satellite transceivers and certain related accessories at our high-volume technology manufacturing center located in Tempe, Arizona.

Finally, our RF Microwave Amplifier segment experienced a higher gross profit percentage during the third quarter as compared to last year. Gross margins in the third quarter of fiscal 2009 in this segment were negatively impacted by long production lines related to certain complex solid-state

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amplifiers. The trend of lower consolidated gross profit percentage will actually continue in Q4 as we ship additional MTS orders from our backlog.

Now let me go further down the P&L and discuss operating expenses and the rest of the income statement. On the expense side, SG&A expenses of 25.6 million in the third quarter of fiscal 2010 were 2.5 million higher than the third quarter of last year. SG&A expenses as a percentage of net sales was 11.8% as compared to 18% last year. Included in SG&A expenses in the third quarter of fiscal 2010 were professional fees of approximately $1 million associated with our pending acquisition of CPI.

Turning to R&D. Expenses were 11.4 million for both the third quarters of fiscal 2010 and 2009. R&D expenses as a percentage of net sales were 5.3% in the third quarter of fiscal 2010 as compared to 8.9% in the third quarter of fiscal 2009. Amortization of intangible assets with finite lives was 1.8 million in both quarters in ‘10 and in ‘09. Operating income in the third quarter of fiscal 2010 was 36 million compared to 11.2 million in the third quarter of fiscal 2009.

As I mentioned earlier, as a percentage of net sales, operating income was 16.7% in Q3 of fiscal 2010 as compared to 8.7% last year. Interest expense for the third quarter of fiscal 2010 was 2 million, and primarily reflects interest expense associated with our 3% convertible senior notes. Last year’s interest expense of 900,000, which has been retroactively adjusted and restated, reflects the imputed borrowing rate of 7.5% for our 2% convertible senior notes, which are no longer outstanding.

Interest income and other decreased from 400,000 in the third quarter of fiscal 2009 to 300,000 in the third quarter of fiscal 2010. This decrease is primarily attributable to a significant decline in period-over-period interest rates, offset in part by an increase in cash and cash equivalents, which generated incremental interest income.

Turning to income taxes. Our reported tax rate for the third quarter of fiscal 2010 was 36.6% compared to 28.9% for the same period last year. Our effective tax rate for fiscal 2010, excluding discrete tax items, is still expected to approximate 36%.

Finally, on the bottom line, our diluted EPS for the third quarter of fiscal 2010 was $0.67 as compared to $0.27 for the third quarter of last year. EBITDA was 43.1 million for the third quarter of fiscal 2010 as compared to 18.4 million for the third quarter of fiscal 2009. Cash provided by operating activities for the nine months ended April 30, 2010, was outstanding, and approximated 82.5 million compared to 49.6 million for the nine months ended April 30, 2009.

Our balance sheet remains strong. As of April 30, 2010, we had approximately 568.3 million of cash, and given our strong cash generation during the quarter, it is now reasonable to assume that despite the planned redeployment of approximately 372 million for the CPI acquisition, on a pro forma basis and excluding the cash impact of any additional acquisitions we may make, upon closing the CPI transaction our deployable cash is now expected to range between 175 and 200 million. This tighter range reflects our strong cash generation during the third quarter.

Our backlogs position as of April 30, 2010, was 411.1 million. As you know, our backlog tends to fluctuate based on timing of orders we receive from large contracts.

Finally, before turning it over to Fred, I want to highlight some good news that was disclosed in our Form 10-Q filed with the SEC yesterday afternoon, then also provide a quick update on our CPI acquisition. I am very pleased to announce that the U.S. Department of State has closed its review of our export compliance for the past five years without taking any administrative action. This process has taken a number of years and involves significant management effort across our entire Company. We believe this important announcement reflects the efforts and great strides that we

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have made in improving our compliance program. As more fully described in our Form 10-Q, we intend to continue to remediate, enhance and improve our internal controls relating to exports in cooperation with the U.S. State Department.

Now let me provide an update on the CPI acquisition. We are working expeditiously and have begun the process to meet the requirements of the various regulatory agencies such as the SEC and the Federal Trade Commission. We don’t yet have a definitive timetable to close the acquisition, but when we do we will let you know.

As a reminder, as we stated during our special acquisition conference call, we continue to expect to take 18 to 22 million of merger and integration charges in year one of the acquisition, and we also expect year one from a GAAP EPS perspective to be negatively impacted by large amounts of intangible amortization and purchase accounting adjustments. Given the complexity and lack of non-cash focus that is inherent in purchase accounting rules, we believe it is more useful to focus attention on the over $50 million of incremental EBITDA that we expect to eventually generate as a result of the CPI acquisition. We will have a better sense of the GAAP EPS impact as our valuation work progresses.

Also, because CPI remains a standalone, independent public company, we cannot provide any additional or interim information about the results of CPI other than the information we provided during our acquisition conference call. We can say that our internal acquisition teams are busy at work, and we are pleased at what we see. We remain confident that we can achieve our stated synergy goals, and we continue to be very excited about the transaction.

Now let me turn it back to Fred, who will provide additional color and insight into our three operating segments and provide you with specific updated financial guidance. Fred?

Fred Kornberg, President and Chief Executive Officer

Thanks, Mike. I will begin with our Telecommunications Transmission segment, and more specifically, with our satellite earth station product line, which is by far the largest product line within this segment.

In the third quarter, we finally began to see the bookings trend which we have been anticipating for a few quarters. While the standout drivers were our small order bookings increases from commercial customers in Africa and from the U.S. government, we also announced a large $4.8 million order from a wireless provider in Asia for cellular backhaul and a $2.5 million order for a satellite-based enterprise network, also in Asia.

Additionally, we announced a $12.1 million joint order for our Comtech EF Data branded satellite earth station modems and our Comtech Xicom branded amplifiers, and this was for a major government satellite program.

Given the continuing turbulence in the global economy, particularly in the euro zone, we are keeping a mindful eye on the economy. Nevertheless, we believe that our current tone of the satellite market is far more positive and favorable than it was even three months ago.

Turning to the over-the-horizon microwave or troposcatter product line, this also had an eventful quarter with the announcement of two large contracts that provide important fiscal 2011 and 2012 revenue and profit visibility. First is the North African government opportunity where we finally received a $35 million contract to provide system design and telecommunications transmission equipment over a two to three-year period. And as we have stated previously, there continues to be an additional North African government opportunity behind this. This additional opportunity

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continues to be negotiated, however, and based on the current timetable, we believe that a contract in similar size to our recent award will probably be finalized sometime in fiscal 2011.

The second agreement announced in the quarter is the $31 million purchase agreement to upgrade up to 152 of the Marine Corps TRC-170 troposcatter terminals with the next generation TFLA troposcatter antenna. The initial order under this contract was 2.1 million, and the remaining 29 million is, although not included in our backlog, is expected to be received over a 36-month period.

We’re also working on an opportunity in troposcatter of approximately $23 million to update the troposcatter electronics to the TFLA TRC-170 terminals. In fact, funding for this upgrade is already provided for in the Marine Corps’ fiscal 2011 budget that was released in February. While our over-the-horizon product line clearly has been a drag on our business for the past two years, our recent contract announcements position our over-the-horizon product line to contribute incremental revenue and profits to our bottom line during fiscal 2011.

Now onto our Mobile Data Communications segment. Here, activity levels for both our movement tracking system and Blue Force Tracking programs were high in the third quarter as the U.S. Army took important actions to ensure that fielding demands will continue to be met without delays or interruptions. With these actions, our visibility into fiscal 2011 for segment revenues and profitability has been greatly enhanced.

Importantly, we believe that the U.S. Army’s actions during the third quarter provide evidence of the strategic importance and value of our equipment and services. In May, we received a $67.3 million contract increase that takes the MTS contract ceiling to over 672 million, and this was quickly followed by a $26.3 million order with deliveries on that order expected to occur in fiscal 2011. The Army has over 51 million of availability under this contract, which is currently set to expire on July 12 of 2010. We believe the U.S. Army increased this ceiling because they plan to place additional new orders for our products and services before the contract expires to bridge the gap to the next generation MTS contract, which we now would expect some time in fiscal 2011.

As you know, the U.S. Army issued a draft RFP some time ago. A final RFP for the next generation MTS contract has not yet been issued. Although things can change on a day-to-day basis, we now expect the final RFP in about 30 to 60 days.

Turning to the Blue Force contract, in the past few months we announced two increases to our contract ceiling. The first for $27.5 million was followed by a second of 140.5 million. We believe that both of these increases were put in place in anticipation of hardware and airtime services demand to be satisfied through December 2011 when our current BFT-1 contract expires. With the additional increases, the BFT contract ceiling is now at $384 million, with 149.6 million of available ceiling under the contract. We expect to receive orders relating to this ceiling throughout fiscal 2011. We believe that this contract ceiling increase was also put in place to bridge our current contract to the next generation BFT-2 contract. We continue to remain highly confident and believe that we are strongly positioned to win the next generation BFT-2 contract.

Our confidence in our Mobile Data Communications segment is not only limited to the MTS and BFT programs, but as we look forward, in addition to the more 100,000 units or so that we expect the U.S. government to purchase going forward, we’re also now focusing our engineering development efforts on the commercial maritime market. One of a number of thrusts into the maritime market is with Thuraya Telecommunications Company, a satellite service operator in Asia and the Mideast with whom we announced a new initiative to design a maritime terminal that would provide high-quality voice services as well as broadband services with connection speeds of up to 444 kilobits per second.

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Additionally, users will also be able to access high-speed video streaming at speeds of 384 kilobits per second while at sea. The uniqueness of this new solution lies in its compact size and its cost-effectiveness to meet the needs of the maritime market. We are designing these transceivers and are confident that this partnership has the ability to tap into an exciting growth market in the next few years with a highly competitive product and service offering. In summary, I’m extremely pleased with our positioning in this segment and I firmly believe that our patience and our hard work will pay off.

Now let me discuss our RF Microwave Amplifier segment where we design, develop traveling wave tube amplifiers for the government and commercial satellite markets and solid-state amplifiers for the electronic warfare, jamming, medical and aviation markets. By any measure, our RF amplifier bookings of 39 million in the third quarter were outstanding, significantly outpacing both the first quarter and second quarter bookings.

Highlights include the $12.1 million order previously mentioned for the Xicom-branded TWTAs and shared with our EF Data branded modems. A $6.7 million TWTA order from BioSat for broadband satellite applications and a $3.4 million order for ruggedized TWTAs for the Navy to upgrade their capabilities on the Wideband Global System or WGS satellite program. Furthermore, our solid-state product line won a $3.1 million order from a medical instrumentation manufacturer for solid-state power amplifiers used in radiation therapy and also won a $1.6 million order for amplifiers and switches from a domestic prime for jamming applications.

Providing an update related to our amplifiers that are used as part of the IED jamming systems, here we continue to work diligently with our prime partner on multiple near-term and longer-term amplifier and switch opportunities by designing new products for CREW 2.1, CREW 3.2 and CREW 3.3 IED jamming systems. If our prime is the winner, we would anticipate receiving our first 3.2 and 3.3 CREW orders in fiscal 2011.

In the meantime, we have already received small orders for these new products as they seek to gain traction within the government. Looking ahead, we believe our RF Microwave Amplifier segment will clearly benefit from the CPI acquisition. The addition of CPI’s products is expected to broaden and strengthen our product line and provide additional resources to innovate in the vacuum electron device technology as well as the high-power tube, high-frequency power amplifier design.

Now to updated fiscal guidance. Here again, as is always the case, the guidance is subject to many risk factors, many of which are beyond our control but are fully described in our SEC filings. During our May acquisition call, I informed you that we were on track to achieve revenues of 740 to 760 million in fiscal 2010 and a GAAP EPS of $1.85 to $1.95, which equated to an EBITDA of 125 to 131 million.

Now that the third quarter is behind us and we’ve had a chance to fully digest the business momentum that we experienced in the quarter, I’m pleased to report that we’re increasing our 2010 revenue guidance to a range of 750 million to 765 million and increasing our diluted GAAP EPS by $0.11 to a range of $1.96 to $2.06. This update includes the fact that during the third quarter, we already recorded approximately $1 million of deal-related expenses associated with the CPI acquisition and it also includes an additional one million of future CPI-related expenses that we expect to record to conform with the new purchase accounting rules.

Obviously without the 2 million of deal-related expenses, we would have been able to increase our fiscal 2010 GAAP EPS guidance even higher. Our updated 2010 EPS guidance reflects an EBITDA range of roughly 130 to 136 million.

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Additionally, I want to note that our fiscal guidance does not include the assumption that CPI closes in fiscal 2010, nor does it assume more than the $2 million of CPI-related expenses that we are currently estimating.

In conclusion, I believe that Comtech is at an excellent place. Although I’m still mindful of the tough economic conditions and their potential impact on our customers as we head into the final stretch of fiscal 2010, I look forward with optimism at the growth opportunities that I see ahead.

I’d like now to turn it over to question-and-answer part of our call. Operator?

QUESTION AND ANSWER SECTION

Operator:  Thank you. [Operator Instructions] We’ll take our first question from the line of James Mcilree from Merriman Curhan Ford. Please go ahead.

<Q – James Mcilree>: Yeah, thank you. Good morning.

<A – Fred Kornberg>: Good morning.

<Q – James Mcilree>: Can you talk about how much is left on the ruggedized computer shipments?

<A – Michael Porcelain>: I think originally we said, back in the last conference call, it was about 80 to 100 million of revenue that we expect in 2011 so with the rest kind of coming into 2010. We’re probably on the lower side of that number, but at this point we’re not putting specific ranges on that because the delivery schedule could shift. But if you look at what we recorded for the first part of the year, kind of back into a number, you’re probably south of $80 million left.

<Q – James Mcilree>: And so does any of that now ship in fiscal ‘11?

<A – Michael Porcelain>: Yes. We’re basically on the lower end. We’re assuming about $80 million or so revenue in ‘11, with the rest is going to be in Q4. And you can look at the total revenue guidance that we’re thinking for the year of 750 to 765, there’s still some wiggle room within that number just based on the timing.

<Q – James Mcilree>: Okay. I see what you’re saying. All right. So 80 million still to go in fiscal ‘11, and great. That’s helpful. And any comments on fiscal ‘11 besides the qualitative comments you’ve made that it’s looking positive? Any comments on a quantitative nature about either revenue growth, or EBITDA growth, or margins, or anything like that, of course excluding CPI?

<A – Fred Kornberg>: I think, Jim, at this point we pretty well, I think as I said, we look forward to 2011 very positively, and we feel a lot better in terms of the visibility that we have in ‘11, and with the bookings increases that we’ve had recently, most of that stuff really falls into ‘11. But at this point I think we’d rather not give any quantitative guidance going forward.

<Q – James Mcilree>: Okay. And Mike, can you just give us the backlog by group?

<A – Michael Porcelain>: Sure. Absolutely, Jim. The backlog in our Telecom Transmission, given the strength in bookings and over-the-horizon contracts we announced, the backlog was 81.3 million. Our Mobile Datacom backlog is 271 million, and in our RF, given the strength in bookings we saw there, we also have 58.7 million in our backlog. So it kind of rounds out at $411 million.

<Q – James Mcilree>: Great. Thanks a lot.

<A – Fred Kornberg>: Okay.

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Operator:  Thank you. And we’ll take our next question from the line of Tim Quillin from Stephens Incorporated. Please go ahead.

<Q – Tim Quillin>: Good morning. Nice quarter. With regards to backlog, I just want to make sure I understand some of the items that are in backlog. But with the TRC-170 antenna upgrade, so the $2.1 million order was in backlog at the end of April?

<A – Fred Kornberg>: Yes. The 29 million remaining on the contract is not in backlog.

<Q – Tim Quillin>: And what would be the timing of the remaining potential orders?

<A – Fred Kornberg>: It’s a purchase order similar to our other ID/IQ contracts, which are also not in backlog. And it would be just purchase orders over a 36-month period.

<Q – Tim Quillin>: Got you. And then on the microsatellite contract that you announced during the quarter as well, I think about $38 million. Was there a concrete order from that that went into backlog as well?

<A – Michael Porcelain>: Yeah. Only a small amount of that is actually in our reported backlog as well. That will be kind of funded throughout 2011, but we fully expect to receive that contract and generate revenue from that contract in 2011 and a little bit beyond in 2012 as well.

<A – Fred Kornberg>: But the bulk of that is not in backlog, to answer your question.

<Q – Tim Quillin>: Right. Right. Can you say what the amount that is in backlog from that?

<A – Michael Porcelain>: I would probably say less than 20 to 25% off-hand. But...

<Q – Tim Quillin>: Okay. Okay. But you would expect to fully realize that over the term of the contract?

<A – Michael Porcelain>: Absolutely.

<A – Fred Kornberg>: Yes.

<Q – Tim Quillin>: Okay. Great. And then with regards to the computer revenue, how should we think about it? I think maybe I’ve asked this for three or four quarters straight, but how should we think about this in fiscal ‘11, or how are you thinking about this in fiscal ‘11? Right now you’re thinking about going from 200 million to 80 million. Do you anticipate $120 million drop-off in Mobile Datacom revenue?

<A – Fred Kornberg>: No. I think again, it’s just the timing. As you recall, that computer order was related to the funding available to the Army at that time, and they decided to upgrade the computer systems for all of the outstanding MTS systems. As you note, we have I guess about $60 million more on our MTS ceiling increase and we expect those orders to bridge the gap to the next contract. So we would expect to get, not only those orders, but hopefully the additional MTS orders should we win that contract and fill that gap.

<Q – Tim Quillin>: Okay. And just lastly, on I think in the 10-Q maybe you mentioned the uncertainties in Western Europe, and I think relatively small percent of revenue is international right now, but if you can talk about what you’re seeing in Europe, kind of your early read on economic impact? Thanks.

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<A – Fred Kornberg>: I think we’re watching the Euro zone problems and especially the euro, as compared to the U.S. dollar, which we anticipate will affect some of our orders from the Euro zone. We have not experienced it to date, but there’s usually a lag. Usually these telecom systems are planned pretty far in advance, and so by the time any impact is there, there’s usually a lag of a couple of months. So we’re kind of watching it carefully, but so far we have not seen an impact.

<Q – Tim Quillin>: Thank you.

Operator:  Thank you. And we’ll take our next question from the line of Rich Valera from Needham & Company. Please go ahead.

<Q – Rich Valera>: Thank you. Circling back to the computer upgrade order, I think last quarter you had referenced expectations of 90 to $100 million of that upgrade slipping into fiscal ‘11. Just wanted to understand that that’s still the active number, or has that number been reduced because maybe some of that has actually been pulled into fiscal ‘10 due to the slightly better-than-expected shipment rate here?

<A – Michael Porcelain>: Yes, I think, I would tell you that the 90 is probably more around 80 to $90 million and some of it has been pulled into 2010, no doubt. But at this point, there’s still potential that it could be shifted right back into 2011, which is why our guidance has a range that we’ve provided at this point.

<Q – Rich Valera>: Great. And your margins in Mobile Data, particularly if you back out the inventory charge you had in there, were like 22.5%, which looked very good considering you had, I’m sure, a large proportion of that revenue was upgrade revenue, which is, as we know, is quite low margin. So I’m just wondering if there was anything especially favorable in the non-upgrade mix to contribute to that margin in the quarter.

<A – Michael Porcelain>: Sure, Rich. I think what you’re seeing is sort of the return to normal of our Mobile Datacom business and the healthy margins that we do earn on a blended basis. And the way I would tell you to think about it is if you go look at our fiscal 2009 Mobile Data Communications segment margin for the year, we did about 17.7%, and if you remember, that reflected a first half that consisted of mobile satellite transceivers and a second half that virtually had none. So when you look at the mix in here, we did have a lot of mobile satellite transceivers in Q3, but I would kind of tell you that’s more of timing, and as you see us get additional deliveries of mobile satellite transceivers in the future, we have additional contract ceiling on MTS, additional contract ceiling on BFT as well as the potential for BFT-2 transceivers.

We do expect margins in the segment to increase. We’re not going to have these low margin computers in our mixed profile. So from a dollar perspective and a margin perspective, it should increase.

<Q – Rich Valera>: So if we’re looking forward and assuming you’re through the upgrade shipments, can we sort of safely assume op margins in the 20% range? Or is that still got a pretty heavy volume dependency in terms of the actual volume of transceiver shipments you would see?

<A – Michael Porcelain>: I think the 20% would be very much on the high side given the mix and maybe even an assumed aggressive ramp up. But I think if you look at the ‘09 mix, and again without putting a revenue number around it, I think around the 17% op margin is sort of a right blended mix, which is what we did in ‘09.

<Q – Rich Valera>: Okay. That’s quite helpful. Moving on to RF Communications, obviously a very good bookings quarter there, and, I think, Fred, you mentioned in your prepared remarks it would be difficult to achieve the same level of bookings in Q4. But can you give us a sense of where you

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think maybe the bookings level might be there? And what does that suggest for the sustainable revenue level of this business going forward? Could this get sustainably back towards the 30-or- better million per quarter level as we move into fiscal ‘11?

<A – Fred Kornberg>: I think on a combined basis, we certainly look forward to meeting that type of a level. It had its ups and downs. We’ve had a tremendous spurt of growth there for a while and now kind of a digestion period, specifically, excuse me, specifically in the IED jamming device area. That’s kind of experiencing a slowdown right now even though we’ve been fortunate enough to have other bookings in this area. But should we be successful in the CREW 3.3 and CREW 3.2 area, that could almost immediately kind of bounce back.

<Q – Rich Valera>: And just to hone in again maybe on the timing of that, so I guess two questions, one, do you think there’s opportunity for more CREW 2.1 bookings in the relative near term? And then you mentioned potential CREW 3.1, 3.2 orders within F ‘11, but do you think that would be more biased towards the first half or the second half of F ‘11, perhaps?

<A – Fred Kornberg>: I think from planning purposes, we’re not there yet for FY ‘11, but to answer your question, one, I think we do expect more 2.1 sales and bookings, and I would think that it’s probably towards the second half in terms of the bookings on the CREW 3.2 and 3.3. Although, as I mentioned in my remarks, we’ve gotten small orders and the amplifiers are out there and being evaluated.

<Q – Rich Valera>: And, I’m sorry, just one more question from me. In your comments around the 3.1, 3.2, I think you were talking specifically about an OEM partner or a prime contractor partner. Is that accurate? Are you really working with one prime, or have you worked with more than one prime on that 3.1, 3.2 opportunity?

<A – Fred Kornberg>: We’re trying to work with a number of partners, but I think everybody pretty well knows that we have one major partner that we’re really close to.

<Q – Rich Valera>: Okay. That’s helpful. Thanks very much, gentlemen.

Operator:  Thank you. And we’ll take our next question from the line of Mark Jordan from Noble Financial. Please go ahead.

<Q – Mark Jordan>: Good morning, everybody. Noticed that on the SEC Web site this morning that there was a significant round of multi-year-option awards that were made. Is this going to sequentially increase the option expense that you will book under GAAP in the fourth quarter and beyond?

<A – Michael Porcelain>: Yeah, sure, Mark. The options are part of our annual grant that occur at this time consistent with our ‘11 planning, and we do disclose the estimated amortization period in our 10-Q that we filed, and I think if you back in, you’ll probably assume that our total amortization for fiscal 2010 will kind of – and maybe ‘11 will be slightly above that number, but it’s very consistent with what we anticipate reporting in ‘10 for the year.

<Q – Mark Jordan>: Okay. Thank you. Also, last quarter I think, Fred, you gave guidance on BFTs recompete stating that it could be as early as June, July or as late as the end of the calendar year. Is there any change to that forecast, or could you revise it?

<A – Fred Kornberg>: I don’t think we have any change that we can really report to and that’s probably why we didn’t. I think it still looks like late June as an early possibility and most likely July.

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<Q – Mark Jordan>: Okay. Final question. You’re talking about moving into the maritime market for communications. There clearly are a number of other players that have product in that marketplace. Could you be a little more explicit in terms of the competitive lay of the land and why you think that your systems that you’re taking to the market are technologically superior?

<A – Fred Kornberg>: As I mentioned, I think we have a unique product and I’ll just let it stop there. However, I think the reason for being very optimistic in this area is that we’re working with Thuraya. As you know, Inmarsat has been pretty well in control of that maritime market to date, and their supplier is Thrane & Thrane. Thuraya is really trying to get into that market and really has, if you look at the footprint on Thuraya satellites, it’s a pretty large footprint. And I think they pretty well control that footprint in their area of operations. So they’re very confident, and because of them, we’re very confident that we can supply them and they can really get into this market pretty boldly.

<Q – Mark Jordan>: Okay. With regards to their installed base, could you say what your product would have in terms of the advancements would potentially have a ship owner who wants to upgrade?

<A – Fred Kornberg>: I’m sorry, you were breaking up. Can you repeat that?

<Q – Mark Jordan>: I was saying is there a significant technology advancement that would lead a ship owner to want to upgrade the installed base?

<A – Fred Kornberg>: I think the technology that we have, not to say that it’s tremendously superior, but it is the latest technology and better than, let’s say, the competition right now. But again, it’s also size that is very important and power handling capability as well as the customer base.

<Q – Mark Jordan>: Okay. Thank you.

Operator:  Thank you. And we’ll take our next question from the line of Michael Ciarmoli from Boenning & Scattergood. Please go ahead.

<Q – Michael Ciarmoli>: Good morning, gentlemen. Thanks for taking my questions. Just to follow up on Rich’s questions about the CREW programs. So for CREW 3.3, I guess you’re aligned with ITT. It looks like Northrop has won some recent development contracts there. You’re trying to work with the primes. Who is your biggest competitor? Who would the competing prime contractors be using if they’re not using your amplifiers? And are there any specific gating factors as to why your products are not getting placed in there, given the success with the legacy applications?

<A – Fred Kornberg>: Well, I don’t think we want to talk about our competitors in this area. We do want to point out that for mostly for the prior 2.1, CREW 2.1 sales, there’s always and for the Duke system as well, there’s always been a number of suppliers. We happen to be a major supplier, as you mentioned, with ITT. They happen to be the major systems prime in this area. But in terms of who the competitors are and who the suppliers are, there are a number of suppliers and competitors but we don’t want to get into that.

<Q – Michael Ciarmoli>: Okay. And do you have any other insight right now as to who has the inside track on winning those 3.3 programs?

<A – Fred Kornberg>: I don’t think we have an idea.

<Q – Michael Ciarmoli>: Okay. Then just shifting back to the microsatellite. Is there any update with the $200 million ID/IQ you received with, I believe, it was the Air Force Research Laboratory?

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<A – Fred Kornberg>: Yeah, I think the first phase of that contract is finished and we expect the second phase order to come almost in a matter of weeks.

<Q – Michael Ciarmoli>: And that first phase, that was small. It was at modest, I believe, $400,000 contract. Can you give us the size of the second phase?

<A – Fred Kornberg>: I think it’s going to be about equivalent.

<Q – Michael Ciarmoli>: Okay. And when is there a potential for that contract to ramp more meaningfully, where you would see, I guess, significant takedown on that ID/IQ?

<A – Fred Kornberg>: I think the Phase II again is the same number of suppliers as were in Phase I, and I think it’s expected that the Phase III of this contract will reduce down to two team efforts, and after that Phase III, that’s when the bulk of the 200 million will be spent on a final winner. I think timing wise you’re probably looking at towards the latter part of ‘11.

<Q – Michael Ciarmoli>: Okay. Perfect. And then last question, I don’t know if you want to comment regarding the CPI acquisition. Just doing a little more research, it looks like a lot of their revenues have come from the Klystron radars, and it looks like they’re being replaced by solid state. Does that do anything to or does that compromise their future revenue opportunity? And how well is the Company positioned to deal with that changing aspect, I guess that migration to solid state?

<A – Fred Kornberg>: I guess the best way that I can answer it is the tube business has always had solid state nipping at its heels.

<Q – Michael Ciarmoli>: Okay.

<A – Fred Kornberg>: And as the systems go higher in frequency, the tube business goes higher in frequency and higher in power, whereas the solid state begins to nip at the lower frequencies and the lower power level. So I think if you can look at it as an envelope, that envelope I think we see as constantly kind of shifting into the higher-power, higher-frequency area. So we don’t really anticipate any reduction in the tube business as such and certainly in the next few years.

<Q – Michael Ciarmoli>: Okay. Perfect. Thanks a lot, guys.

Operator:  Thank you. And we’ll take our next question from the line of Joe Nadol from J.P. Morgan. Please go ahead.

<Q – Joseph Nadol III>: Thanks. Good morning. Fred, on the post-deal balance sheet you’re going to have the 175 to $200 million of cash. I’m wondering if you could give us a sense for the digestion period you think you need before doing another deal. And – well, that’s the first question.

<A – Fred Kornberg>: I wish I could time any type of future acquisition, but that sometimes takes time. I think we’re going to digest this one first and make sure that we have that pretty well under our belt. That’s not to say  that we won’t have little tuck-in acquisitions in that period. We’ve been looking at a couple of product lines as we have in the past, and so you might see some little acquisitions occur even while we digest CPI. But I think for a major acquisition, we’ll wait a number of months.

<Q – Joseph Nadol III>: Okay. And then this hasn’t really been much of a question since you’ve had so much cash pre-CPI, but as we think forward as to the next strategic deal, which it seems like you’ll have the capability certainly to do with the very strong balance sheet still, what’s the upper end of the next deal you could do? Is it just kind of using the cash you have on hand? Is

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there adding more leverage a possibility? Can you give us sort of a sense of the upper bounds on what you would consider?

<A – Fred Kornberg>: I think at this point, we’re certainly not looking to leverage the balance sheet. So I think it’s going to be within the means of that balance sheet. I have to point out that we do have an additional $100 million line, which we hope to increase in the near term. So that will give us effectively almost $350 million of firepower, but that’s probably not something that we will want to do.

<Q – Joseph Nadol III>: Okay. Very helpful. Thank you.

Operator:  Thank you. And our next question is a follow-up question from the line of James Mcilree from Merriman Curhan Ford. Please go ahead.

<Q – James Mcilree>: Yes, thank you. Mike, are the MTS shipments related to the ruggedized computers in fiscal Q4 going to be higher than the fiscal Q3 levels?

<A – Michael Porcelain>: For the computer, yes. Absolutely. There will be a big mix change between Q3 and Q4, and we’ll have a very, very large amount of ruggedized computers in Q4. And it will certainly by far be the highest quarter of revenue all year long.

<Q – James Mcilree>: Okay. Great. So I understand then your answer to Rich’s question about margins in Mobile Data for Q4 because you have that big mix shift. But for fiscal ‘11, which I think he was really getting at, is it seems like you have a beneficial mix taking place in fiscal ‘11 as you get more transceiver shipments?

<A – Michael Porcelain>: Yeah, yes.

<Q – James Mcilree>: Okay. And since you’re kind of starting at this 20%-plus level in fiscal Q3, it just seems like, at least to us outsiders, that that should be the starting point and not lower. So can you try again as to why the margins would go down from the current quarter levels? Because it just seems like the mix is better next year.

<A – Michael Porcelain>: Sure, Jim, but you have to look at the 20% in Q3 would just not be the right starting point because of – we did ship a large amount of mobile satellite transceivers, both for the MTS and BFT-2. And when you bunch them all up in a quarter, you do get the benefit of extra overhead absorption and so forth like that. You could say we get lucky and we were firing on all cylinders in Q3. Normally, the shipments are much more spread out equally throughout a quarter so I think if you wanted to look at an average number, I think the 17.17% or so that we did in ‘09 is really the right starting point for margins because it reflects sort of a blended margin.

So if you look at the quarter, is it possible that we could repeat 20% in a given quarter next year? Yes, absolutely, but I think on an annual basis, the 17% is probably the right number. We also have MTS and BFT competition that we are kind of being very mindful of as we think about 2011. But I think that the 17% that we did in ‘09, that’s probably the right way to look at op margin in ‘11 without putting a revenue number to it.

<Q – James Mcilree>: Okay. Okay. I think I see where you’re getting. That’s great. Thanks a lot.

<A – Fred Kornberg>: Okay.

Operator:  Thank you. And we’ll now turn it back to the Company.

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Fred Kornberg, President and Chief Executive Officer

Okay. Well, thank you very much for joining us today, and we hope to speak to you again in a couple of months. Thanks, everyone.

Operator:  And this concludes today’s conference. You may disconnect at this time.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this document contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.

Participants in Solicitations

Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It

This document shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.

Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Comtech on May 11, 2010 in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed by Comtech or CPI with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.